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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         (AMENDMENT NO. _____________)*


                              NEOPROBE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    640518106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  DAVID GERBER
   GREAT POINT PARTNERS, LLC, 2 PICKWICK PLAZA, SUITE 450, GREENWICH, CT 06830
                          TELEPHONE NUMBER 203-971-3300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                DECEMBER 14, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------
CUSIP No.
-------------------------



=========== ==========================================================================================================

    1       NAMES OF REPORTING PERSONS
            Biomedical Value Fund, L.P.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

            [            ]
----------- ----------------------------------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a)  [ ]
                                                                                                       (b)  [ ]
----------- ----------------------------------------------------------------------------------------------------------

    3       SEC USE ONLY
----------- ----------------------------------------------------------------------------------------------------------

    4       Source of Funds (See Instructions)  PF
----------- ----------------------------------------------------------------------------------------------------------

    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
----------- ----------------------------------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
-------------------------------------- -------- ----------------------------------------------------------------------

          NUMBER OF SHARES                7     SOLE VOTING POWER          -0-

        BENEFICIALLY OWNED BY             8     SHARED VOTING POWER        16,500,000

        EACH REPORTING PERSON             9     SOLE DISPOSITIVE POWER     -0-

                WITH                      10    SHARED DISPOSITIVE POWER   16,500,000
----------- ----------------------------------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  16,500,000
----------- ------------------------------------------------------------------------------------------ ---------------

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                                  [ ]
----------- ----------------------------------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  22.7%
----------- ----------------------------------------------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     PN
            ----------------------------------------------------------------------------------------------------------

            ----------------------------------------------------------------------------------------------------------

            ----------------------------------------------------------------------------------------------------------





*SEE INSTRUCTIONS BEFORE FILLING OUT.

-------------------------
CUSIP No.
-------------------------



=========== ==========================================================================================================

    1       NAMES OF REPORTING PERSONS
            Biomedical Offshore Value Fund, Ltd.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

            [            ]
----------- ----------------------------------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a)  [ ]
                                                                                                       (b)  [ ]
----------- ----------------------------------------------------------------------------------------------------------

    3       SEC USE ONLY
----------- ----------------------------------------------------------------------------------------------------------

    4       Source of Funds (See Instructions)  PF
----------- ----------------------------------------------------------------------------------------------------------

    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
----------- ----------------------------------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION                 Cayman Islands
-------------------------------------- -------- ----------------------------------------------------------------------

          NUMBER OF SHARES                7     SOLE VOTING POWER          -0-

        BENEFICIALLY OWNED BY             8     SHARED VOTING POWER        13,500,000

        EACH REPORTING PERSON             9     SOLE DISPOSITIVE POWER     -0-

                WITH                      10    SHARED DISPOSITIVE POWER   13,500,000
----------- ----------------------------------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  13,500,000
----------- ------------------------------------------------------------------------------------------ ---------------

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                                  [ ]
----------- ----------------------------------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  19.3%
---------- ----------------------------------------------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     OO
            ----------------------------------------------------------------------------------------------------------

            ----------------------------------------------------------------------------------------------------------

            ----------------------------------------------------------------------------------------------------------
=========== ==========================================================================================================





*SEE INSTRUCTIONS BEFORE FILLING OUT.

-------------------------
CUSIP No.
-------------------------



=========== ==========================================================================================================

    1       NAMES OF REPORTING PERSONS
            Great Point Partners, LLC
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

            [            ]
----------- ----------------------------------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a)  [ ]
                                                                                                       (b)  [ ]
----------- ----------------------------------------------------------------------------------------------------------

    3       SEC USE ONLY
----------- ----------------------------------------------------------------------------------------------------------

    4       Source of Funds (See Instructions)  AF
----------- ----------------------------------------------------------------------------------------------------------

    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
----------- ----------------------------------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
-------------------------------------- -------- ----------------------------------------------------------------------

          NUMBER OF SHARES                7     SOLE VOTING POWER          -0-

        BENEFICIALLY OWNED BY             8     SHARED VOTING POWER        30,000,000

        EACH REPORTING PERSON             9     SOLE DISPOSITIVE POWER     -0-

                WITH                      10    SHARED DISPOSITIVE POWER   30,000,000
----------- ----------------------------------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  30,000,000
----------- ------------------------------------------------------------------------------------------ ---------------

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                                  [ ]
----------- ----------------------------------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  34.8%
---------- ----------------------------------------------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     OO
            ----------------------------------------------------------------------------------------------------------

            ----------------------------------------------------------------------------------------------------------

            ----------------------------------------------------------------------------------------------------------
=========== ==========================================================================================================





*SEE INSTRUCTIONS BEFORE FILLING OUT.

-------------------------
CUSIP No.
-------------------------



=========== ==========================================================================================================

    1       NAMES OF REPORTING PERSONS
            Dr. Jeffrey R. Jay, M.D.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

            [           ]
----------- ----------------------------------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a)  [ ]
                                                                                                       (b)  [ ]
----------- ----------------------------------------------------------------------------------------------------------

    3       SEC USE ONLY
----------- ----------------------------------------------------------------------------------------------------------

    4       Source of Funds (See Instructions)  AF
----------- ----------------------------------------------------------------------------------------------------------

    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
----------- ----------------------------------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
-------------------------------------- -------- ----------------------------------------------------------------------

          NUMBER OF SHARES                7     SOLE VOTING POWER          -0-

        BENEFICIALLY OWNED BY             8     SHARED VOTING POWER        30,000,000

        EACH REPORTING PERSON             9     SOLE DISPOSITIVE POWER     -0-

                WITH                      10    SHARED DISPOSITIVE POWER   30,000,000
----------- ----------------------------------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  30,000,000
----------- ------------------------------------------------------------------------------------------ ---------------

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                                  [ ]
----------- ----------------------------------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  34.8%
---------- ----------------------------------------------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     IN
            ----------------------------------------------------------------------------------------------------------

            ----------------------------------------------------------------------------------------------------------

            ----------------------------------------------------------------------------------------------------------
=========== ==========================================================================================================





*SEE INSTRUCTIONS BEFORE FILLING OUT.

---------------------------
CUSIP No.
---------------------------



ITEM 1            SECURITY AND ISSUER:
                  --------------------

                  The title and class of equity securities to which this statement relates is, Common Stock, par value $.001 per share.

                  The name and address of the principal executive offices of the issuer is:

                  Neoprobe Corporation
                  425 Metro Place North
                  Suite 300
                  Dublin, Ohio 43017

ITEM 2            IDENTITY AND BACKGROUND:
                  ------------------------

                  The identify and background of the persons filing this statement are as follows:

                  Biomedical Value Fund, L.P. ("BMVF") is a Delaware limited partnership with its principal offices at 2 Pickwick Plaza, Suite 450, Greenwich, CT 06830.

                  Biomedical Offshore Value Fund, Ltd. ("BOVF") is an exempted company incorporated under the provisions of the Companies Law of the Cayman Islands with its principal office at P.O. Box 1748 GT, Cayman Corporate Centre, 27 Hospital Road, Georgetown, Grand Cayman, Cayman Islands CJ08

                  Great Point Partners LLC ("Great Point") is a Delaware limited liability company, with its principal offices at 2 Pickwick Plaza, Suite 450, Greenwich, CT 06830.

                  Dr. Jeffrey R. Jay ("Dr. Jay") is an individual with a business address at 2 Pickwick Plaza, Suite 450, Greenwich, CT 06830. Dr. Jay is a citizen of the United States.

                  None of the Reporting Persons was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
                  -------------------------------------------------

                  BMVF used its own funds to purchase an 8% Series A Convertible Promissory Note of the issuer in the principal amount of $4,400,000 (convertible into 11,000,000 shares of Common Stock) and a Warrant to acquire 5,500,000 shares of Common Stock. BMVF intends to use its own funds to exercise the Warrant, to the extent it is exercised.

                  BOVF used its funds to purchase an 8% Series A Convertible Promissory Note in the principal amount of $3,600,000 (convertible into 9,000,000 shares of Common Stock) and a Warrant to acquire 4,500,000 shares of Common Stock. BOVF intends to use its funds to exercise the Warrant, to the extent it is exercised.

---------------------------
CUSIP No.
---------------------------


ITEM 4            PURPOSE OF TRANSACTION:
                  -----------------------

                  The purpose of the acquisition of the securities of the issuer was for investment.

ITEM 5            INTEREST IN SECURITIES OF THE ISSUER:
                  ------------------------------------

                  BMVF owns in the aggregate 16,500,000 shares of Common Stock of the issuer, of which 11,000,000 shares are issuable upon conversion of an 8% Series A Convertible Promissory Note in the principal amount of $4,400,000, and of which 5,500,000 shares are issuable upon exercise of a Warrant. Such shares in the aggregate constitute 22.7% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BMVF share voting and dispositive power over the shares of Common Stock that it beneficially owns.

                  BOVF owns in the aggregate 13,500,000 shares of Common Stock of the issuer, of which 9,000,000 shares are issuable upon conversion of an 8% Series A Convertible Promissory Note in the principal amount of $3,600,000, and of which 4,500,000 shares are issuable upon exercise of a Warrant. Such shares in the aggregate constitute 19.3% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF share voting and dispositive power over the shares of Common Stock that it beneficially owns.

                  Great Point is the investment manager of each of BMVF and BOVF and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by BMVF and BOVF. Dr. Jay as senior managing member of Great Point has shared voting and investment power with respect to the shares of Common Stock held by BMVF and BOVF and may be deemed to be the beneficial owner of such shares. Great Point and Dr. Jay disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

ITEM 6            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS  WITH
                  --------------------------------------------------------------
                  RESPECT TO  SECURITIES OF THE ISSUER:
                  -------------------------------------

                  BMVF and BOVF acquired the 8% Series A Convertible Promissory Notes and Warrants of the issuer pursuant to a Securities Purchase Agreement dated as of December 13, 2004. The Notes will bear interest at 8% per annum and are freely convertible into shares of the issuer's Common Stock at a price of $.40 per share. The issuer may force conversion of the Notes prior to their stated maturity under certain circumstances. As part of the transaction, the issuer issued five-year Warrants to BMVF and BOVF to purchase shares of Common Stock at an exercise price of $.46. The issuer has agreed to file a registration statement with the Securities and Exchange Commission registering shares issuable upon conversion of the Notes and exercise of the Warrants no later than 30 days following the closing. The repayment of the Notes is secured by a lien upon certain assets of the issuer pursuant to a Security Agreement.

---------------------------
CUSIP No.
---------------------------


ITEM 7            MATERIAL TO BE FILED AS EXHIBIT :
                  --------------------------------

                  The  following   documents  are  filed  as  exhibits  and  are
incorporated by reference to the issuer's Form 8-K, filed by the Issuer on December 16, 2004;

EXHIBIT DESCRIPTION
-------------------

10.1 Securities Purchase Agreement, dated as of December 13, 2004, among Neoprobe Corporation, Biomedical Value Fund, L.P., Biomedical Offshore Value Fund, Ltd. and David C. Bupp. (Exhibit 10.1 to the Form 8-K)

10.2 Form of Neoprobe Corporation 8% Series A Convertible Promissory Note. This is the Form of two substantially identical notes issued to BMVF and BOVF. (Exhibit 10.2 to the Form 8-K)

10.3 Form of Neoprobe Corporation Purchase Warrant. This is the Form of two substantially identical warrants issued to BMVF and BOVF. (Exhibit 10.3 to the Form 8-K)

10.4 Security Agreement dated as of December 13, 2004, made by Neoprobe Corporation in favor of Biomedical Value Fund, L.P., Biomedical Offshore Value Fund, ltd. and David C. Bupp. (Exhibit 10.5 to the Form 8-K)

---------------------------
CUSIP No.
---------------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 21, 2004



                                      Biomedical Value Fund, L.P.

                                      By:    Great Point GP, LLC,
                                             its general partner


                                      By:      /s/ DR. JEFFREY R. JAY
                                               ---------------------------------
                                               Name:  DR. JEFFREY R. JAY
                                                      --------------------------
                                               Its:  SENIOR MANAGING MEMBER
                                                     ---------------------------


                                      Biomedical Offshore Value Fund, Ltd.

                                      By:    Great Point Partners, LLC,
                                             its investment manager


                                      By:      /s/ DR. JEFFREY R. JAY
                                               ---------------------------------
                                               Name:  DR. JEFFREY R. JAY
                                                      --------------------------
                                               Its:  SENIOR MANAGING MEMBER
                                                     ---------------------------


                                      Great Point Partners, LLC

                                      By:      /s/ DR. JEFFREY R. JAY
                                               ---------------------------------
                                               Name:  DR. JEFFREY R. JAY
                                                      --------------------------
                                               Its:  SENIOR MANAGING MEMBER
                                                     ---------------------------

                                      /s/ DR. JEFFREY R. JAY
                                      ------------------------------------------
                                      Dr. Jeffrey R. Jay, individually

                                                                       EXHIBIT A


              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  September 21, 2004

                                 Biomedical Value Fund, L.P.

                                 By:    Great Point GP, LLC,
                                        its general partner

                                 By:      /s/ DR. JEFFREY R. JAY
                                          --------------------------------------
                                          Name:  DR. JEFFREY R. JAY
                                                 -------------------------------
                                          Its:  SENIOR MANAGING MEMBER
                                                --------------------------------


                                 Biomedical Offshore Value Fund, Ltd.

                                 By:    Great Point Partners, LLC,
                                        its investment manager

                                 By:      /s/ DR. JEFFREY R. JAY
                                          --------------------------------------
                                          Name:  DR. JEFFREY R. JAY
                                                 -------------------------------
                                          Its:  SENIOR MANAGING MEMBER
                                                --------------------------------


                                 Great Point Partners, LLC

                                 By:      /s/ DR. JEFFREY R. JAY
                                          --------------------------------------
                                          Name:  DR. JEFFREY R. JAY
                                                 -------------------------------
                                          Its:  SENIOR MANAGING MEMBER
                                                --------------------------------

                                 /s/ DR. JEFFREY R. JAY
                                 -----------------------------------------------
                                 Dr. Jeffrey R. Jay, individually

                                 Great Point Partners, LLC


                                 By:  /s/ DR. JEFFREY R. JAY
                                      ------------------------------------------

                                 Name:    DR. JEFFREY R. JAY
                                          --------------------------------------
                                 Its:  SENIOR MANAGING MEMBER


                                 /s/ DR. JEFFREY R. JAY
                                 -----------------------------------------------
                                 Dr. Jeffrey R. Jay, individually